

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Kate Gulliver
Chief Financial Officer
Wayfair Inc.
4 Copley Place
Boston, MA 02116

> **Re: Wayfair Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-36666**

Dear Kate Gulliver:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services